TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

15 January 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 December 2007 to 31 December 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

Enc.

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 December 2007 to 31 December 2007

Date	Headline
28/12/07	Completion of Mexican Sale
20/12/07	Transaction in own shares
20/12/07	Transaction in own shares
19/12/07	Transaction in own shares
18/12/07	Transaction in own shares
17/12/07	Transaction in own shares
14/12/07	Transaction in own shares
13/12/07	Transaction in own shares
12/12/07	Transaction in own shares
10/12/07	Transaction in own shares
10/12/07	Transaction in own shares
07/12/07	Transaction in own shares
06/12/07	Transaction in own shares
05/12/07	Transaction in own shares
05/12/07	Directorate Change
04/12/07	Transaction in own shares
03/12/07	Transaction in own shares
03/12/07	Total Voting Rights

Tate & Lyle News Announcement

Tate & Lyle PLC - Completion of Mexican Sale

Tate & Lyle PLC

28 December 2007 - Tate & Lyle PLC

Completion of sale of interest in Mexican sugar business

Tate & Lyle PLC announces that, following receipt of clearance under the Mexican Federal Economic Competition Law, the sale by its Mexican subsidiary ('Tate & Lyle Mexico') of its 49% shareholding in Grupo Industrial Azucarero de Occidente, S.A. de C.V. ('Occidente') to E D & F Man Holdings Limited has now completed.

The signing of the conditional agreement for the sale of Tate & Lyle Mexico's interest in Occidente was announced on 8 October 2007. As previously announced, the consideration for the sale is US$93 million (£47 million). The consideration will be used to reduce Group debt.

For more information contact Tate & Lyle PLC:

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07798 837317

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 50 production facilities throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4463K
Tate & Lyle PLC
20 December 2007

Tate & Lyle PLC ('the Company') announces that on 20 December 2007 it purchased through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 434.12 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 467,211,135 shares in issue (excluding 3,214,112 shares held in Treasury).

This number (467,211,135) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSTMBRTMMBTBAR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 20 December 2007 it transferred 73,423 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme ('ESOS') and Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

The transfer price per share for the shares transferred to satisfy exercises under the ESOS was 325p.

Following the above transfer, the Company holds 3,214,112 ordinary shares in treasury and has 467,461,135 ordinary shares in issue (excluding Treasury shares).

Robert Gibber

Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:3271K
Tate & Lyle PLC
19 December 2007

Tate & Lyle PLC ('the Company') announces that on 19 December 2007 it purchased through Citigroup Global Markets Limited 1,250,000 ordinary shares at an average price of 424.93 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 467,387,712 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (467,387,712) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSTLBRTMMMBBAR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2146K
Tate & Lyle PLC
18 December 2007

Tate & Lyle PLC ('the Company') announces that on 18 December 2007 it purchased through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 433.1722 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 468,637,712 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (468,637,712) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSTPBRTMMMBBIR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1081K
Tate & Lyle PLC
17 December 2007

Tate & Lyle PLC ('the Company') announces that on 17 December 2007 it purchased through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 427.63 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 468,884,544 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (468,884,544) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

END

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Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:0101K
Tate & Lyle PLC
14 December 2007

Tate & Lyle PLC ('the Company') announces that on 14 December 2007 it purchased through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 423.54 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 469,134,544 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (469,134,544) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSTIBRTMMTBBIR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8980J
Tate & Lyle PLC
13 December 2007

Tate & Lyle PLC ('the Company') announces that on 13 December 2007 it purchased through Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 422.86 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 469,384,544 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (469,384,544) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

END

POSTJBRTMMMBBFR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:7943J
Tate & Lyle PLC
12 December 2007

Tate & Lyle PLC ('the Company') announces that on 12 December 2007 it purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at an average price of 426.82 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 469,884,544 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (469,884,544) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSTTBRTMMTBBBR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:5966J
Tate & Lyle PLC
10 December 2007

Tate & Lyle PLC ('the Company') announces that on 10 December 2007 it purchased through Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 444.25 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 470,874,969 shares in issue (excluding 3,287,535 shares held in Treasury).

This number (470,874,969) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

END

POSTMBRTMMTBBMR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

10 December 2007 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 10 December 2007 it transferred 12,465 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 3,287,535 ordinary shares in treasury and has 471,274,969 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4906J
Tate & Lyle PLC
07 December 2007

Tate & Lyle PLC ('the Company') announces that on 7 December 2007 it purchased through ABN AMRO Hoare Govett 250,000 ordinary shares at an average price of 446.79 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 471,262,504 shares in issue (excluding 3,300,000 shares held in Treasury).

This number (471,262,504) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTRBFTMMAMBMR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4005J
Tate & Lyle PLC
06 December 2007

Tate & Lyle PLC ('the Company') announces that on 7 December 2007 it purchased through ABN AMRO Hoare Govett 650,000 ordinary shares at an average price of 439.99 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 471,512,504 shares in issue (excluding 3,300,000 shares held in Treasury).

This number (471,512,504) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTFBRTMMAMBRR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2839J
Tate & Lyle PLC
05 December 2007

Tate & Lyle PLC ('the Company') announces that on 5 December 2007 it purchased through ABN AMRO Hoare Govett 635,000 ordinary shares at an average price of 442.52 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 3,300,000 of its shares in Treasury and has 472,156,499 shares in issue (excluding Treasury shares).

This number (472,156,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Tate & Lyle News Announcement

Tate & Lyle PLC - Directorate Change

Tate & Lyle PLC

TATE & LYLE BOARD CHANGE

Tate & Lyle PLC announces that Kai Nargolwala has decided to step down as a

Non-Executive Director with effect from 31 December 2007.

Mr Nargolwala is based in Singapore and, as previously announced, will be joining the Credit Suisse Group as Chief Executive Officer of the Asia-Pacific Region on

1 January 2008. The requirements of this new executive role mean that he will no longer be able to commit the required time to travel to the UK on a regular basis to attend Tate & Lyle Board meetings. This has prompted his decision to step down.

Sir David Lees, Chairman of Tate & Lyle, said: 'I am very sorry that Kai's new work commitments make it necessary for him to step down from the Board. We thank him for his excellent contribution over the past three years and wish him every success in the future.'

Kai Nargolwala said, 'I am disappointed that the time commitments of my new executive role mean I have to step down from the Board. I greatly enjoyed my time with Tate & Lyle and wish the Company every success in the future'.

END

CONTACTS

Rowan Adams, Director of Corporate Communications
Tel: 020 7626 6525

Tim Lodge, Director of Investor Relations

Tel: 020 7626 6525 or Mobile: 07798 837317

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 50 production facilities throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1782J
Tate & Lyle PLC
04 December 2007

Tate & Lyle PLC ('the Company') announces that on 4 December 2007 it purchased through ABN AMRO Hoare Govett 300,000 ordinary shares at an average price of 445.00 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 2,665,000 of its shares in Treasury and has 472,791,499 shares in issue (excluding Treasury shares).

This number (472,791,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTIBRTMMMMBPR

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:0677J
Tate & Lyle PLC
03 December 2007

Tate & Lyle PLC ('the Company') announces that on 3 December 2007 it purchased through ABN AMRO Hoare Govett 350,000 ordinary shares at an average price of 448.65 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 2,365,000 of its shares in Treasury and has 473,091,499 shares in issue (excluding Treasury shares).

This number (473,091,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Tate & Lyle News Announcement

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

3 December 2007 - Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 30 November 2007 consisted of 475,456,499 ordinary shares of which 2,015,000 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 30 November 2007 was 473,441,499 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber

Company Secretary